FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-09225

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

H.B. Fuller Company 401(k) & Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the H.B. Fuller Company 401(k) and Retirement Plan (the Plan) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota

June 20, 2012

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Cash equivalents	$—	$25,115
Investments, at fair value	169,864,929	165,940,897
Notes receivable from participants	2,454,260	2,334,621
Employer contributions receivable	131,286	168,461

Total assets	172,450,475	168,469,094
Net assets available for benefits	$172,450,475	$168,469,094

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Additions:
Contributions:
Participant contributions	$7,794,672
Employer contributions	5,304,874

Total contributions	13,099,546

Investment income:
Interest	132,743
Dividends	3,360,355
Net appreciation in fair value of investments	2,664,747

Total investment gain	6,157,845

Total additions	19,257,391

Deductions:
Participant distributions and withdrawals	(15,112,981)
Administrative expense	(163,029)

Total deductions	(15,276,010)

Net increase in net assets available for benefits	3,981,381

Net assets available for benefits:
Beginning of year	168,469,094

End of year	$172,450,475

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer, Plan Administrator and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

Effective October 1, 2010, the trustee for the Plan is J.P. Morgan Chase Bank, N.A. (the Trustee). Prior to October 1, 2010, the Plan trustee was Wells Fargo Minnesota, N.A.

(c)	Eligibility and Contributions

All regular full-time and part-time employees may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. All qualified employees are immediately eligible for the Employer matching contribution. To become a participant in the Plan, an employee must agree to make contributions equal to 1 percent of pre-tax or after-tax compensation up to a maximum of 75 percent subject to a statutory maximum of $16,500 for 2011. Participants who are age 50 or older, or who will become age 50 during the current Plan year, may contribute an additional pre-tax and/or after-tax amount to the Plan. The additional amount these participants may contribute during 2011 is $5,500. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation to be allocated according to the employee’s elections. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Common Stock. A participant’s investment option for past and future contributions can be changed daily. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer matching contributions to the Plan cease during the suspension period.

All employees are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s eligible earnings. A participant becomes 100 percent vested in the non-elective retirement contributions after three years of credited service to the Employer, or upon age 65, disability, death or termination of the Plan.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of credited service to the Employer, or upon age 65, disability, or death.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in Wall Street Journal on the last business day of the month immediately preceeding the month in which the loan is issued (3.25 percent at December 31, 2011). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2011 had interest rates ranging from 3.25 percent to 9.5 percent and mature at various dates through 2026. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participants’ accounts. Amounts forfeited are used to reduce future Employer contributions. Unused forfeitures at December 31, 2011 and 2010 were $5,555 and $17,286, respectively. Forfeitures of $92,674 were used to reduce Employer contributions for the year ended December 31, 2011.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(j)	Plan Amendments and Other Plan Changes

Effective January 1, 2010, Subsection 7.1(C) of the Plan which relates to “Hardship Withdrawals from Pre-Tax Contribution Account” was amended.

Subsection (D) was added to Section 7.2 of the Plan. This relates to “Other In-Service Withdrawals” and is effective January 1, 2010.

Effective January 10, 2010, Subsection 4.1(B)(2) of the Plan which relates to “Pre-Tax Contributions” was amended. This Subsection discusses the automatic contribution arrangement.

On December 17, 2010 the Plan was restated to integrate prior amendments and include the following changes:

a.	Provided for October 2010 plan name change from “H.B. Fuller Company Thrift Plan” to “H.B. Fuller Company 401(k) & Retirement Plan”.

b.	Integrated EGTRRA changes (compensation limits, eligible rollover distributions, top heavy provisions).

c.	Integrated 401(a)(9) required minimum distribution provisions.

d.	Revised direct rollover provisions to treat non-spouse beneficiaries as distributions.

e.	Updated assignment or alienation of benefits provisions.

f.	Revised military service provisions to comply with HEART Act.

g.	Removed Exhibit B (EGTRRA appendix).

h.	Increased the maximum percentage for contributions from 25% to 75%.

i.	Type of catch-up election changed from separate to combined.

j.	Types of rollover contributions allowed are now qualified plans, conduit IRA, 457 plans, and traditional IRA.

k.	Terminated participants are now allowed to make loan repayments via ACH.

l.	Partial prepayments of loans are allowed.

Effective June 1, 2011, Section 4.6 is amended to restate subsection (C)(2) to include any Participant who is accruing an additional benefit under the H.B. Fuller Legacy Pension Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(b)	Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2011.

(c)	Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

(e)	Concentration of Market Risk

At December 31, 2011 and 2010, approximately 27 percent of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(f)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(g)	Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest.”

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

(3)	Investments

Investments, at contract value, include the following at December 31, 2011 and 2010:

	2011		2010
H.B. Fuller Company common stock, 2,017,260 and 2,197,182 shares, respectively	$46,619,053	*	$45,086,173	*
PIMCO Total Return Bond Fund 1,088,441 and 1,098,606 shares, respectively	11,831,356	*	11,919,870	*
Vanguard Target Retirement Fund 72,558 and 10,087 shares, respectively	836,598		113,777
Vanguard Target Retirement 2005 Fund 8,923 and 19,403 shares, respectively	106,897		227,591
Vanguard Target Retirement 2020 201,651 and 166,976 shares, respectively	4,373,817		3,690,172
Vanguard Target Retirement 2030 125,718 and 107,084 shares, respectively	2,630,012		2,321,579
Vanguard Target Retirement 2040 38,174 and 18,973 shares, respectively	782,557		407,915
Vanguard Target Retirement 2050 11,428 and 23,742 shares, respectively	233,254		508,087
Vanguard Target Retirement 2010 109,870 and 119,918 shares, respectively	2,464,385		2,675,377
Vanguard Target Retirement 2015 250,727 and 236,161 shares, respectively	3,083,948		2,933,123
Vanguard Target Retirement 2025 258,007 and 224,372 shares, respectively	3,165,740		2,831,569
Vanguard Target Retirement 2035 145,328 and 76,594 shares, respectively	1,818,059		1,002,621
Vanguard Target Retirement 2045 49,370 and 31,533 shares, respectively	635,398		425,694
Vanguard Target Retirement 2055 1,241 shares	27,137		—

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Dodge & Cox International Stock Fund 207,481 and 213,057 shares, respectively	6,066,756		7,608,250
PIMCO All Asset 124,277 and 69,816 shares, respectively	1,434,156		841,280
Vanguard Institutional Index 147,453 and 143,885 shares, respectively	16,963,037	*	16,548,162	*
American Beacon Large Cap Value 232,496 and 225,360 shares, respectively	4,319,771		4,394,517
Harbor Capital Appreciation 224,311 and 236,160 shares, respectively	8,277,058	*	8,671,790	*
Vanguard Mid-Cap Index Fund 389,483 and 394,668 shares, respectively	7,668,913		8,035,436
DFA U.S. Targeted Value Portfolio 230,867 and 215,196 shares, respectively	3,541,501		3,578,707
Stephens Small Cap Growth 1,013,419 and 762,058 shares, respectively	12,059,691	*	9,655,278	*
William Blair Institutional International Growth 387,773 and 395,872 shares, respectively	4,804,508		5,688,682
Vanguard Prime Money Market 26,121,327 and 26,775,248 shares, respectively	26,121,327	*	26,775,247	*

	$169,864,929		$165,940,897

*	Represents 5% or more of the Plan’s net assets available for benefits at the end of the Plan year.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $2,664,747 as follows:

H.B. Fuller Company Common Stock	$6,104,982
PIMCO Total Return Bond Fund	3,124
Dodge & Cox International Stock Fund	(1,284,641)
Vanguard Target Retirement Fund	12,690
Vanguard Target Retirement 2005	453
Vanguard Target Retirement 2020	(92,660)
Vanguard Target Retirement 2030	(103,703)
Vanguard Target Retirement 2040	(44,951)
Vanguard Target Retirement 2050	2,126
Vanguard Target Retirement 2010	5,322
Vanguard Target Retirement 2015	(20,924)
Vanguard Target Retirement 2025	(86,817)
Vanguard Target Retirement 2035	(44,226)
Vanguard Target Retirement 2045	(27,413)
Vanguard Target Retirement 2055	1,652
PIMCO All Asset	(80,996)
Vanguard Institutional Index	(18,851)
American Beacon Large Cap Value	(206,372)
Harbor Capital Appreciation	(56,581)

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Vanguard Mid-Cap Index Fund	(213,725)
DFA U.S. Targeted Value Portfolio	(167,062)
Stephens Small Cap Growth	(273,184)
William Blair Institutional International Growth	(743,496)

$2,664,747

(4)	Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated March 19, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan. The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2011 amounted to $8,452,734 and $10,745,532, respectively. The fair value of H.B. Fuller Company common stock was $46,619,053 and $45,086,173 as of December 31, 2011 and 2010, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Notes receivable from participants were $2,454,260 and $2,334,621 as of December 31, 2011 and 2010, respectively.

(6)	Fair Value Measurements

The following tables present information about our financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2011 and 2010, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

As of December 31, 2011:
Description	Total	Level 1	Level 2	Level 3
Investments:
Equities	$46,619,052	$46,619,052	$—	$—
Large Cap Equity Funds	29,559,867	29,559,867	—	—
Mid-Cap Equity Funds	7,668,913	7,668,913	—	—
Small Cap Equity Funds	15,601,192	15,601,192	—	—
International Equity Funds	10,871,264	10,871,264	—	—
Balanced Funds	21,591,958	21,591,958	—	—
Fixed Income Funds	11,831,356	11,831,356	—	—
Cash	26,121,327	26,121,327	—	—

Total Investments	$169,864,929	$169,864,929	$—	$—

As of December 31, 2010:
Description	Total	Level 1	Level 2	Level 3
Investments:
Equities	$45,086,173	$45,086,173	$—	$—
Large Cap Equity Funds	29,614,468	29,614,468	—	—
Mid-Cap Equity Funds	8,035,436	8,035,436	—	—
Small Cap Equity Funds	13,233,985	13,233,985	—	—
International Equity Funds	13,296,932	13,296,932	—	—
Balanced Funds	17,978,786	17,978,786	—	—
Fixed Income Funds	11,919,870	11,919,870	—	—
Cash	26,775,247	26,775,247	—	—

Total Investments	$165,940,897	$165,940,897	$—	$—

(7)	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued. No subsequent events have taken place that meet the definition of a subsequent event that requires disclosure in this filing.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Schedule H, line 4i —Schedule of Assets (Held at End of Year)

December 31, 2011

EIN 41-0268370

Plan Number 003

	(b)
	Identity of issuer,				(e)
	borrower, or	(c)	Units/	(d)	Current
(a)	similar party	Description	Shares	Cost	value
*	H.B. Fuller Company	Common Stock	2,017,260	**	$46,619,053
	PIMCO Total Return Bond Fund	Mutual Fund	1,088,441	**	11,831,356
	Vanguard Target Retirement Fund	Mutual Fund	72,558	**	836,598
	Vanguard Target Retirement 2005 Fund	Mutual Fund	8,923	**	106,897
	Vanguard Target Retirement 2020 Fund	Mutual Fund	201,651	**	4,373,817
	Vanguard Target Retirement 2030 Fund	Mutual Fund	125,718	**	2,630,012
	Vanguard Target Retirement 2040 Fund	Mutual Fund	38,174	**	782,557
	Vanguard Target Retirement 2050 Fund	Mutual Fund	11,428	**	233,254
	Vanguard Target Retirement 2010 Fund	Mutual Fund	109,870	**	2,464,385
	Vanguard Target Retirement 2015 Fund	Mutual Fund	250,727	**	3,083,948
	Vanguard Target Retirement 2025 Fund	Mutual Fund	258,007	**	3,165,740
	Vanguard Target Retirement 2035 Fund	Mutual Fund	145,328	**	1,818,059
	Vanguard Target Retirement 2045 Fund	Mutual Fund	49,370	**	635,398
	Vanguard Target Retirement 2055 Fund	Mutual Fund	1,241	**	27,137
	Dodge & Cox Int’l Stock Fund	Mutual Fund	207,481	**	6,066,756
	PIMCO All Asset Fund	Mutual Fund	124,277	**	1,434,156
	Vanguard Institutional Index Fund	Mutual Fund	147,453	**	16,963,037
	American Beacon Large Cap Value Fund	Mutual Fund	232,496	**	4,319,771
	Harbor Capital Appreciation Fund	Mutual Fund	224,311	**	8,277,058
	Vanguard Mid-Cap Index Fund	Mutual Fund	389,483	**	7,668,913
	DFA U.S. Targeted Value Portfolio Fund	Mutual Fund	230,867	**	3,541,501
	Stephens Small Gap Growth Fund	Mutual Fund	1,013,419	**	12,059,691
	William Blair Instit. Int’l Growth Fund	Mutual Fund	387,773	**	4,804,508

	Vanguard Prime Money Market Fund	Mutual Fund	26,121,327	**	26,121,327

*	Participant loans	Participant loans receivable, interest at 3.25% to 9.5%, due at various dates through 2026		$—	2,454,260

		Total investments			$172,319,189

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

See accompanying report of independent registered public accounting firm.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date: June 20, 2012	By:	/s/ Douglas S. Parr
(Director, Global Total Rewards, on behalf of James J. Owens, Plan Administrator)